

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2021

Jeffrey S. Ervin
Chief Executive Officer
IMAC Holdings, Inc.
1605 Westgate Circle
Brentwood, TN 37027

Re: IMAC Holdings, Inc.
Registration Statement on Form S-1
Filed March 11, 2021
File No. 333-254183

Dear Mr. Ervin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences